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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~69477~~

8-65702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Skyway Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 N. Tampa St., Suite 3550
(No. and Street)

Tampa	Florida	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell Hunt (813) 210-9530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – *if individual, state last, first, middle name*)

500 North Westshore Blvd., Suite 1000	Tampa	Florida	33609
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 02 2020
Washington DC
413

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Skyway Capital Markets, LLC, affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of Skyway Capital Markets, LLC, as of December 31, 2019, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Skyway Capital Markets, LLC

Russell Hunt
CEO

Sworn to and subscribed before me this
27 day of February, 2020.

Jacqueline Harmon
(Signature of Notary Public)

Personally known: X

JACQUELINE L. HARMON
Commission # GG 026528
Expires January 1, 2021
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity.
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- __ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- __ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- x (m) A copy of SIPC Supplemental Report.
- __ (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

SKYWAY CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2019

Skyway Capital Markets, LLC
Table of Contents
December 31, 2019

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Member
Skyway Capital Markets, LLC
Tampa, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Skyway Capital Markets, LLC (the "Company") as of December 31, 2019, the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as Skyway Capital Markets, LLC's auditor since 2016.
Tampa, Florida
February 27, 2020

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Skyway Capital Markets, LLC
Statement of Financial Condition
December 31, 2019

Assets	
Current assets:	
Cash	$ 822,255
Accounts receivable	1,275,000
Prepaid expenses	31,300
Total current assets	2,128,555
Property and equipment, net of $110,334 accumulated depreciation	83,377
Right of use asset	835,343
Other long-term assets	13,894
Total assets	$ 3,061,169
Liabilities and Member's Equity	
Current liabilities:	
Accounts payable	$ 20,423
Accrued expenses	1,139,706
Total current liabilities	1,160,129
Lease liability	849,084
Total liabilities	2,009,213
Member's equity	1,051,956
Total liabilities and member's equity	$ 3,061,169

See Notes to the Financial Statements

Skyway Capital Markets, LLC
Statement of Income and Changes in Member's Equity
For the Year Ended December 31, 2019

Revenue	
Investment Banking and advisory services	$17,462,356
Expenses	
Personnel	6,379,707
Selling group commissions	8,583,408
General & administrative	1,147,626
Marketing & promotion	687,636
Other	73,271
Total expenses	16,871,648
Net income	590,708
Member's equity at beginning of year	461,248
Member's equity at end of year	$ 1,051,956

See Notes to the Financial Statements

Skyway Capital Markets, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities	
Net income	$ 590,708
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	25,242
Net change in operating lease liability	13,741
Change in operating assets and liabilities:	
Increase in accounts receivable	(1,035,000)
Decrease in prepaid expenses	4,710
Increase in accounts payable	6,248
Increase in accrued expenses	1,139,706
Net cash provided by operating activities	745,355
Cash flows from investing activities	
Net purchase of property and equipment	(2,778)
Net increase in cash	742,577
Cash, beginning of year	79,678
Cash, end of year	$ 822,255
Non Cash Transactions	
Initial recognition of right of use lease assets	$ 1,005,016
Initial recognition of right of use lease liabilities	$ 1,005,016

See Notes to the Financial Statements

1. Description of Business

Skyway Capital Markets, LLC (the "Company") is a Florida limited liability company. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to provide several classes of services including investment banking, debt financing, private placements and financial advisory services. The Company provides such services to companies throughout the continental United States of America. The corporate headquarters is located in Tampa, Florida. The Company is a wholly-owned subsidiary of Caymus Capital Holdings, LLC ("Caymus").

2. Summary of Significant Accounting Policies

a. Basis of Accounting

The financial statements of the Company are prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b. Use of Management Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

c. Cash

Cash is maintained at major financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. As of December 31, 2019, the Company did have cash deposits in excess of federally insured limits.

d. Accounts Receivable

Accounts receivable are billed based on the terms of the individual contracts with the Company's customers or amounts due for expense reimbursement. Receivables for success fees are considered past due two business days after the transaction closing, unless other payment arrangements have been agreed to. Other receivables are generally considered past due if not paid within 30 days of the invoice date, although specific exceptions are made for affiliate receivables. The allowance for doubtful accounts is estimated on a specific identification basis considering the

2. Summary of Significant Accounting Policies continued

d. Accounts Receivable continued

financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible. Based on management's review of accounts receivable, an allowance for doubtful accounts was not considered necessary at December 31, 2019 as a result of the subsequent collection of all accounts receivable in 2020. Interest is not typically charged on past due receivables.

e. Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, generally three to five years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in income.

f. Revenues

Revenues consist of fees earned from providing financial restructuring, securities sales, customer referrals and advisory services. Success fees that are contingent upon the success of the services provided are recorded upon successful completion of the transaction. Advisory services, including retainer fees, are recognized over the shorter of the initial term of the engagement or the estimated duration of the work performed. Referral fees are recognized as the fees become due under the specific referral agreement.

g. Income Taxes

The Company is treated as a partnership for income tax purposes. As a result, the member will report the entire taxable income on their income tax returns. Therefore, no provision for income taxes has been included in these financial statements.

The Financial Accounting Standards Board Accounting Standards Codification Topic 740, "Income Taxes," requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized

g. Income Taxes continued

benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. The Company has evaluated its tax positions and determined that there are none that need to be recognized as of December 31, 2019. The Company's income tax returns are no longer subject to examination by U.S. taxing authorities for years prior to 2016.

3. Capital Withdrawals

As the Company closes investment banking transactions, it may, at its discretion, withdraw capital from the business to make distributions to its members. These withdrawals are dependent on the timing and amount of investment banking fees received. The Company did not distribute any capital to its member during the year ended December 31, 2019.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2019, the Company had net capital of $810,385, which was $732,127 in excess of its required minimum net capital of $78,258. The Company's aggregate indebtedness to net capital ratio was 144.85%.

5. Lease

On November 30, 2016 the Company entered into a lease agreement commencing March 1, 2017 for its new main office facility. The lease has a term of eighty seven months and provides for the payment of common area maintenance as well as an allocable share of increases in property taxes. The lease is also collateralized by a letter of credit which is guaranteed by certain related parties. On November 19, 2018, the Company entered into a sublease with a four year term for additional space in the same office building.

The Company adopted Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842) on January 1, 2019 which resulted in the recognition of operating leases on the statement of financial positions in 2019 and forward. Right of use assets and lease liabilities are disclosed as separate line items in the statement of financial position and are valued based on the present value of the future minimum lease payments at the commencement date. As our lease does not provide an implicit rate, we used our incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense is recognized on a straight-line basis over the lease term. The Company's operating lease obligations are for the

5. Lease continued

Company's office facilities. The terms of the leases remaining are 4.5 and 3 years respectively, with options to renew for five years each. The Leases are fully net leases, with the Company separately paying real and personal property taxes, all third-party assessments, common area maintenance charges, maintenance costs and insurance expenses. The impact on the Company's Statement of Financial Condition as a result of the implementation of the ASU was to increase assets and liabilities by $1,005,016 on January 1, 2019.

The components of lease expense and other lease information as of and during the year ended December 31, 2019 are as follows:

Operating leases cost:	$244,214
Cash paid for amount included in the measurement of lease liabilities operating cash flows from operating leases:	$207,342
At December 31, 2019:	
Operating leases right of use assets:	$835,343
Operating leases liabilities:	$849,084
Weighted average remaining lease term-operating leases:	4.3 years
Weighted average discount rate:	5.50%

Future minimum lease payments under non-cancellable leases as of December 31, 2019, reconciled to our operating lease liability presented on the statement of financial position are as follows:

Year Ended December 31,	Amount
2020	$ 213,570
2021	219,982
2022	226,585
2023	197,628
2024	101,035
Total future minimum lease payments	958,800
Less interest	(109,716)
Total operating leases liability	$ 849,084

6. Subsequent Events

Management has evaluated subsequent events occurring subsequent to the Statement of Financial Condition date through February 27, 2019 (Financial Statement issuance date) determining no events require additional disclosure except as follows: Subsequent to the year ended December 31, 2019, the Company received payment in full of the accounts receivable as of December 31, 2019.

SUPPLEMENTARY INFORMATION

Skyway Capital Markets, LLC
Schedule I – Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
December 31, 2019

Net Capital	
Total member's equity	$1,051,956
Non-allowable assets Statement of Financial Condition:	
Accounts receivable	113,000
Property and equipment	83,377
Other assets	45,194
Total non-allowable assets	241,571
Total Net Capital	$ 810,385
Indebtedness	
Liabilities included in Statement of Financial Condition:	
Accounts payable and other liabilities	34,164
Accrued expenses	1,139,706
Total Aggregate indebtedness	1,173,870
Computation of Basic Net Capital Requirement	
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 and 2/3% of aggregate indebtedness)	$ 78,258
Minimum dollar net capital requirement	$ 50,000
Net capital requirement	78,258
Excess net capital	$ 732,127
Ratio: Aggregate indebtedness to net capital	144.85%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A -5 as of December 31, 2019

See Notes to the Financial Statement

Skyway Capital Markets, LLC
Schedule II – Computation of Determination of Reserve Requirements
Under Rule 15C3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

Skyway Capital Markets, LLC
Schedule III – Information Relating to Possession or Control Requirements
Under Rule 15C3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

Skyway Capital Markets, LLC
Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts
December 31, 2019

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Member
Skyway Capital Markets, LLC
Tampa, Florida:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Skyway Capital Markets, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Skyway Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: under a (k)(2)(i) exemption (the "exemption provisions") and (2) Skyway Capital Markets, LLC stated that Skyway Capital Markets, LLC met the identified exemption provisions for the year ended December 31, 2019 without exception. Skyway Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Skyway Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 27, 2020

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Skyway Capital Markets, LLC's Exemption Report

Skyway Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a- 5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i) and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Skyway Capital Markets LLC

I, Russell L. Hunt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Russell L. Hunt, CEO
February 27, 2020

Report of Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Skyway Capital Markets, LLC
100 North Tampa Street, Suite 3550
Tampa, Florida 33602

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by Skyway Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Skyway Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Skyway Capital Markets, LLC's management is responsible for Skyway Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the statement of income for the year ended December 31, 2019 and the respective quarterly FOCUS reports noting no differences;

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 27, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65702 FINRA DEC

Skyway Capital Markets, LLC
Attn : Russell L. Hunt
100 North Tampa St, Suite 3550
Tampa, FL 33602

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Russell Hunt 813-210-9530

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$13,195
B.	Less payment made with SIPC-6 filed (**exclude interest**) 11/08/2019 (Date Paid)	(4,492)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	8,703
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$8,703

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $8,703

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Skyway Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of February, 2020.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______
and ending ______

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$17,462,356
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	8,583,408
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expenses (Deductions in excess of $100,000 require documentation)	82,099
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	8,665,507
2d. SIPC Net Operating Revenues	$8,796,849
2e. General Assessment @ .0015	$13,195 (to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated
FINRA Financial Industry Regulatory Authority
NYSE Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation